September 16, 2025

Kim Kwan Kings WONG
Chief Executive Officer
Top Wealth Group Holding Limited
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

       Re: Top Wealth Group Holding Limited
           Draft Registration Statement on Form F-1
           Submitted September 2, 2025
           CIK No. 0001978057
Dear Kim Kwan Kings WONG:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 2, 2025
Cover Page

1. We note the disclosure on page 4 about your dual-class stock structure with disparate voting rights and and the disclosure in the risk factor on page 10 that through Winwin
       Development Group Limited, Mr. Kim Kwan Kings, WONG owned approximately 12.59% of your issued and outstanding Class A Ordinary Shares and 100%
of your
       issued and outstanding Class B Ordinary Shares, representing 92.70% voting rights as of the date of this prospectus. Please revise the cover page to disclose the nature of the disparate voting rights, quantify the voting power that Mr. Kim Kwan
Kings,
       WONG will retain after the offering, and discuss the ability to control matters requiring shareholder approval, including the election of directors, amendment
 September 16, 2025
Page 2

      of organizational documents, and approval of major corporate transactions.
2. Please tell us how you determined the references on pages 10 and 11 to 12.59% and
      92.70%.
Prospectus Summary, page 1

3.    We note the disclosure about the legal and operational risks in the fourteenth
      paragraph of the cover page. Your prospectus summary should address, but not
      necessarily be limited to, the risks highlighted on the prospectus cover page.
4. Please expand the disclosure in this section to include the disclosure required by Item
      3 of Registration Statement on Form F-1 and Item 105(b) of Regulation S-K. For
      example, include in this section a summary of risk factors and disclose the risks that your corporate structure and being based in or having the majority of the
company   s
      operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the
      Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer
      securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.
5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
      Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
      other governmental agency that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 September 16, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.